Exhibit 99.1

Galapagos and Gilead Enter into Binding Agreement to Collaborate on Advancing First in Class T Cell Engager Program for Autoimmune Diseases

New collaboration structure achieves meaningfully improved financial terms and flexibility for Galapagos

Following this transaction, the Company will continue to have a majority of its cash remaining for additional strategic transactions and other capital allocation priorities

Opportunity to develop a potential first-in-class & best-in-class T cell engager in autoimmune diseases with gamgertamig

Management to host conference call today, March 31, 2026, at 14:00 CET / 8:00 am ET

Mechelen, Belgium; March 31, 2026, 7.30 CET; regulated information – Announcement in application of Article 7:97, §4/1 of the BCCA — Galapagos NV (Euronext & NASDAQ: GLPG) (“Galapagos” or the “Company”) today announced that it has entered into a binding agreement (the “Framework Agreement”) with Gilead Sciences, Inc. (“Gilead”) in connection with Gilead’s definitive agreement to acquire all of the outstanding equity interests of US-based Ouro Medicines, LLC (“Ouro”), a privately held biotechnology company focused on developing T cell engager therapies for autoimmune diseases.

Gamgertamig (OM336) is a clinical-stage BCMAxCD3 T cell engager designed to enable rapid and deep plasma and B-cell depletion following a short duration, subcutaneously administered treatment course. In ongoing Phase 1/2 clinical studies, gamgertamig has demonstrated transformative efficacy and a differentiated safety profile after a single treatment cycle in severe antibody-mediated orphan diseases, including autoimmune hemolytic anemia (AIHA) and immune thrombocytopenia (ITP). Gamgertamig has been granted both Fast Track and Orphan Drug Designation by the U.S. FDA for the treatment of AIHA and ITP and is expected to enter registrational studies as early as 2027.

BCMA-targeted T cell engagers are being investigated as a precision approach for severe inflammatory and autoimmune diseases by eliminating pathogenic B cells and plasma cells. By redirecting a patient’s own T cells toward BCMA-expressing plasma cells, clinical data suggest these agents can reduce inflammation, improve organ-level disease, and in some cases enable durable, drug-free remission without ongoing immunosuppression.

“Today marks an important milestone in the transformation of Galapagos as we are executing on our strategy,” said Henry Gosebruch, Chief Executive Officer of Galapagos. “This collaboration brings a clinically meaningful, high-potential asset into our portfolio, while preserving the majority of our cash for future opportunities. Additionally, the risk-adjusted potential financial return from this collaboration is attractive and leverages our partner’s capabilities. We are pleased to have a cash pool of $500 million that provides greater standalone flexibility, enabling additional strategic transactions and supporting a possible return of up to $150 million capital to shareholders.”

Gosebruch continued, “We look forward to welcoming the talented and accomplished Ouro Medicines team to Galapagos and sharing several value enhancing catalysts this year for gamgertamig, as we further advance this potential first-in-class, best-in-class program for patients in indications with high unmet medical need.”

“From the outset, we saw the potential for gamgertamig to redefine the standard of care for immune-mediated diseases,” said Jaideep Dudani, PhD, Co-Founder and Chief Executive Officer of Ouro Medicines. “Since then, we’ve taken meaningful steps to advance that vision, with multiple trials now underway. With support from Gilead and Galapagos, we can build on the strong early foundation—leveraging its proven track record in late-stage development, launch, and commercialization to accelerate our programs and help deliver on the promise gamgertamig holds for patients with immune-mediated diseases, following our initial collaboration with Keymed Biosciences.”

“We are excited about partnering with Galapagos to maintain the momentum that has been generated by the nimble and agile biotech approach to rapidly advance gamgertamig, while leveraging our global commercial capabilities,” said Andrew Dickinson, Chief Financial Officer of Gilead.

Terms of the Framework Agreement with Gilead

On March 23, 2026, Gilead announced that it had entered into a definitive agreement to acquire all of the outstanding equity interests of Ouro for a total upfront cash consideration of $1.675 billion, subject to customary adjustments, and up to $500 million in contingent milestone payments (the “Acquisition”). In connection with the Acquisition, the Company has entered into the Framework Agreement with Gilead, which comprises the following components:

i.

relief under the Option, License and Collaboration Agreement dated July 14, 2019 between the Company and Gilead (the “OLCA”), to enable the Company to deploy at least $500 million of its available cash independently from Gilead and outside the scope of the OLCA and the Ouro transaction, including up to $150 million for share buybacks (the “OLCA Waiver”);

ii.

a binding term sheet granting the Company licenses to certain intellectual property rights relating to Ouro’s research programs, including Ouro’s lead program of gamgertamig for development purposes, and to the BCMAxCD19xCD3 T cell engager program and other preclinical programs for development and commercialization purposes (the “Licensing Term Sheet”); and

iii.

a binding term sheet pursuant to which the Company would acquire substantially all Ouro’s operational assets in connection with the Acquisition, including facilities and personnel, such that the Company would obtain an operating business (the “Asset Acquisition Term Sheet”).

The Framework Agreement will only come into effect as from the completion of the Acquisition. The parties have agreed to enter into a collaboration agreement consistent with the terms of the binding term sheet.

Financial details of the Framework Agreement

Under the Framework Agreement, the Company’s share of the total consideration for the Acquisition amounts to 50% of the upfront consideration of $1.675 billion and 50% of any contingent milestone payments, which also includes the consideration under the Asset Acquisition Term Sheet.

Under the Licensing Term Sheet, the Company is required to fund its share of payments owed to KeyMed Biosciences Chengdu Co., Ltd (“KeyMed”) under the head license agreement between KeyMed and Ouro (the “KeyMed Agreement”), comprising 25% of the milestone payments and 50% of the royalty payments that become due to KeyMed with respect to gamgertamig products. The Company will also bear all costs of development prior to registrational studies for gamgertamig pursuant to agreed-upon research plans and budgets, including Ouro’s current clinical trials, while costs of registration-enabling clinical development would be shared equally between the parties, with execution leadership divided by indication.

Galapagos is also eligible for up to $100 million milestones payments upon Gilead’s initiation of the first registrational trials for gamgertamig in certain other indications.

Gilead will be responsible for commercialization, including all related costs, globally outside of Keymed’s territories. Upon commercialization, Gilead will pay the Company tiered royalties between 20-23% on net sales of gamgertamig.

In addition, Galapagos will gain a preclinical portfolio of three additional autoimmune focused programs originally from Ouro, on which Gilead has the option to opt into a 50/50 profit split post clinical proof-of-concept for $75 million per program.

The OLCA Waiver allows the Company to spend $500 million of cash (and any additional cash generated from that amount) to acquire or develop research programs independently from Gilead and not subject to Gilead’s rights under the OLCA. In addition, the Company can elect to use up to $150 million of that $500 million for potential share repurchases, dividend payments and other distributions of Company’s capital stock, subject to certain limitations.

Related party procedure

Gilead, the counterparty to the Framework Agreement, is a related party to the Company within the meaning of IAS 24. As of December 31, 2025, Gilead Therapeutics A1 Unlimited Company, an indirect wholly-owned subsidiary of Gilead, owned 25.35% of the Company’s shares. Therefore, the Transaction has been subject to the procedure set out in Article 7:97 of the Belgian Code of Companies and Associations (“BCCA”).

A committee of three independent members of Galapagos’ Board of Directors (the “Committee”) has reviewed the terms and conditions of the Framework Agreement in accordance with the provisions of Article 7:97 of the BCCA and has issued a written, reasoned advice to the Board of Directors. In its advice, the Committee concluded that: “Having regard to the foregoing considerations, the Committee is of the view that the Transaction is not manifestly unlawful in nature and that it is unlikely that the Transaction would result in disadvantages to the Company that are not outweighed by benefits to the Company. The Committee therefore advises favorably on the Transaction.” The Board of Directors has, in its decision-making, not deviated from the conclusion of the Committee.

The Company’s statutory auditor has carried out its assessment in accordance with Article 7:97, §4 of the BCCA, the conclusion of which reads as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Committee of independent directors dated on March 30, 2026 and in the minutes of the Board of Directors dated on March 30, 2026, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our mission. Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.”

Advisors

Morgan Stanley & Co., LLC is acting as financial advisor to Galapagos. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Linklaters LLP are serving as legal counsel to Galapagos. The Committee has been assisted by MTS Health Partners, L.P. as independent financial expert to the Committee in connection with the Transaction.

Conference call and webcast presentation:

We will host a conference call and webcast presentation today, March 31, 2026, at 14:00 CET / 8:00 am ET. To participate in the conference call, please register in advance using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call by using the conference access information provided in the email received after registration, or by selecting the “call me” feature. The live webcast is available on www.glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

About gamgertamig

Gamgertamig (OM336) is an investigational BCMAxCD3 bispecific T-cell engager for the treatment of autoantibody driven autoimmune diseases. It has been granted both Orphan Drug Designation and Fast Track Designation by the U.S. Food and Drug Administration for the treatment of autoimmune hemolytic anemia and immune thrombocytopenia purpura. The program is currently under an open Investigational New Drug (IND) in the U.S. and is expected to enter registrational studies in 2027. Gamgertamig is in-licensed by Ouro Medicines from Keymed Biosciences, which owns the rights to develop the program in Greater China.

About Galapagos

Galapagos is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

About Ouro Medicines

Ouro Medicines is a clinical stage biotechnology company dedicated to developing immune reset therapeutics for people living with chronic immune-mediated diseases. Ouro’s approach is focused on leveraging T cell engagers in B cell-mediated diseases to achieve immune resets that create durable remissions without ongoing immunosuppression. Based in San Francisco and launched in 2025, Ouro was founded by Monograph Capital in partnership with GSK. Ouro is also backed by leading investors TPG, NEA and Norwest. For more information visit www.ouromedicines.com or follow us on LinkedIn.

About Gilead Sciences

Gilead Sciences, Inc. is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. The company is committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, COVID-19, cancer, and inflammation. Gilead operates in more than 35 countries worldwide, with headquarters in Foster City, Calif.

For further information, contact Galapagos:

Investor Relations & Media

Sherri Spear

+1 412 522 6418

sherri.spear@glpg.com

Forward-looking statements

This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, statements regarding our business development strategy, including the collaboration arrangements between Galapagos and Gilead, and the final terms and expected benefits of such opportunities and collaboration; statements regarding the potential acquisition by Gilead of Ouro Medicines; and statements relating to the expected benefits and potential of gamgertamig and BCMA-targeted T cell engagers; statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that the potential acquisition by Gilead of Ouro Medicines is not consummated in the expected timing and terms, or at all; the risk that our collaboration with Gilead is not consummated in the expected timing or at all (including as a result of our related party procedures and our ability to satisfy legal and regulatory requirements), or if consummated, the risk that we are not able to realize the benefits of such collaboration; the risk that final terms of such collaboration materially deviate from those described in this press release; the risk that our financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized); the risk that we will not be able to execute on our currently contemplated business plan or strategy and/or will revise our business plan or strategy; risks related to our ability to successfully identify, pursue and consummate new transformational business development transactions, including our ability to identify product candidates that will have commercial success and/or be profitable; the risk that the commercial potential of OM336 (gamgertamig) proves to be inaccurate; the impact of this press release on our business relationships, employee retention and hiring, and stock price; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements; risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead); and the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.